Exhibit 99.58

April 13, 2020

VIA SEDAR

NOTICE TO READER

Re:	Akumin Inc.

Please be advised that the Annual Information Form (“AIF”) of Akumin Inc. as at and for the year ended December 31, 2019 has been re-filed to correct the date of the AIF to March 31, 2020. No other changes were made to the AIF.

Annual Information Form

For the year ended December 31, 2019

Dated: March 31, 2020

Table of Contents

Meaning of Certain References	1
Glossary	1
Non-IFRS Measures	1
Forward-Looking Information	2
Corporate Structure	4
Name, Address and Incorporation	4
Intercorporate Relationships	4
General Development of the Business	5
Three-Year History	6
The Business	7
Overview of Akumin	7
Business Model	7
Outpatient Diagnostic Imaging Centers	8
Future Growth	8
Seasonality	9
Competition	9
Compliance and Internal Controls	9
Employees	10
Environmental and Corporate Responsibility	10
Risk Factors	11
Risks Related to our Business and Industry	11
Risks Related to Ownership of our Shares	22
Dividends and Distributions	26
Description of Capital Structure	26
Common Shares	26
Preferred Shares	27
Market For Securities	27
Trading Price and Volume	27
Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	27
Directors and Officers	28
Ownership Interest	29
Cease Trade Orders	29
Bankruptcies	29
Penalties or Sanctions	30
Conflicts of Interest	30
Audit Committee	30
Audit Committee	30
Pre-Approval Policies and Procedures	30
External Auditor Service Fees	31
Legal Proceedings and Regulatory Actions	31
Interests of Management and Others in Material Transactions	32
Transfer Agent and Registrar	32
Material Contracts	32
Interests of Experts	33
Additional Information	33

Annual Information Form

Meaning of Certain References

Unless otherwise noted or the context requires:

a)

all references in this annual information form (the “Annual Information Form”) to the “Company”, “Akumin”, “we”, “us” or “our” refer to Akumin Inc., together with our subsidiaries and other consolidating entities, on a consolidated basis, as of the date hereof;

b)	all references to “$” are to United States dollars; and

c)

all references to “federal” refer to the departments and agencies of the federal government of the United States of America. Certain terms used in this Annual Information Form are defined under “Glossary”.

Glossary

Certain terms used in this Annual Information Form have the following meanings:

“Common Shares” means the common shares in the capital of the Company.

“Control” means: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other person or persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such person are held, directly or indirectly, by or solely for the benefit of the other person or persons; and “Controls” and “Controlling” shall be interpreted accordingly.

“Fiscal 2018” refers to the 12-month period ended December 31, 2018 of the Company.

“Fiscal 2019” refers to the 12-month period ended December 31, 2019 of the Company.

“SEDAR” means the system for electronic document analysis and retrieval at www.sedar.com.

“Shareholders” means the holders of Common Shares.

Non-IFRS Measures

This Annual Information Form makes reference to certain non-IFRS measures. These non-IFRS measures are not recognized measures under International Financial Reporting Standards (“IFRS”) and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these non-IFRS measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these non-IFRS measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS financial measures, including “EBITDA”, “Adjusted EBITDA”, “Adjusted EBITDA Margin” and “Adjusted net income (loss) attributable to shareholders of Akumin” (each as defined below). These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that

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may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

We define such non-IFRS measures as follows:

“EBITDA” means net income (loss) attributable to Shareholders before interest expense (net), income tax expense (recovery) and depreciation and amortization.

“Adjusted EBITDA” means EBITDA as further adjusted for stock-based compensation, impairment of property and equipment, provisions for certain credit losses, settlement costs, provisions, acquisition-related costs and public offering costs, gains (losses) in the period, one-time adjustments and IFRS 16 impact on leases.

“Adjusted EBITDA Margin” means Adjusted EBITDA divided by the total revenue in the period.

“Adjusted net income (loss) attributable to shareholders of Akumin” means Adjusted EBITDA less depreciation and amortization and interest expense (excluding IFRS 16 impact on depreciation and interest expenses), taxed at Akumin’s estimated effective tax rate, which is a blend of U.S. federal and state statutory tax rates for Akumin for the period.

See “Non-IFRS Measures” in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for Fiscal 2019, which section is incorporated by reference herein, for a reconciliation of these non-IFRS measures to the relevant reported measures calculated in accordance with IFRS.

Forward-Looking Information

This Annual Information Form contains or incorporates by reference “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian securities laws. Forward-looking statements describe our future plans, strategies, expectations and objectives, and are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements contained in this Annual Information Form include, without limitation, statements regarding:

•	expected performance and cash flows;

•	changes in laws and regulations affecting the Company;

•	expenses incurred by the Company as a public company;

•	future growth of the diagnostic imaging market;

•	changes in reimbursement rates by payors;

•	the outcome of litigation and payment obligations in respect of prior settlements;

•	the availability of radiologists at our contracted radiology practices;

•	competition;

•	acquisitions and divestitures of businesses;

•	potential synergies from acquisitions;

•	non-wholly owned and other business arrangements;

•	access to capital and the terms relating thereto;

•	technological changes in our industry;

•	successful execution of internal plans;

•	compliance with our debt covenants;

•	anticipated costs of capital investments; and

•	future compensation of our directors and executive officers.

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Such statements may not prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the risks and other important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

•	our ability to successfully grow the market and sell our services;

•	general market conditions in our industry;

•	our ability to service existing debt;

•	our ability to acquire new centers and, upon acquisition, to successfully market and sell new services that we acquire;

•	our ability to achieve the financing necessary to complete our acquisitions;

•	our ability to enforce any claims relating to breaches of indemnities or representations and warranties in connection with any acquisition;

•

market conditions in the capital markets and our industry that make raising capital or consummating acquisitions difficult, expensive or both, or which may disrupt our annual operating budget and forecasts;

•	unanticipated cash requirements to support current operations, to expand our business or for capital expenditures;

•	delays or setbacks with respect to governmental approvals, or manufacturing or commercial activities;

•	changes in laws and regulations;

•	the loss of key management or personnel;

•

the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund expenditures, future operational activities and acquisitions, and other obligations; and

•

the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where we operate (including the adverse impact of the coronavirus (COVID-19) pandemic on the Company).

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to us, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this Annual Information Form in connection with the statements or disclosure containing the forward-looking information. The reader is cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

•	no unforeseen changes in the legislative and operating framework for our business;

•	no unforeseen changes in the prices for our services in markets where prices are regulated;

•	no unforeseen changes in the regulatory environment for our services;

•	a stable competitive environment; and

•	no significant event occurring outside the ordinary course of business such as a natural disaster, public health epidemic or other calamity.

Although we have attempted to identify important factors that could cause our actual results to differ materially from our plans, strategies, expectations and objectives, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Forward-looking statements are provided to assist external stakeholders in understanding management’s expectations and plans relating to the future as of the date of the original document and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required under applicable securities laws, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

We qualify all the forward-looking statements contained in this Annual Information Form by the foregoing cautionary statements.

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Corporate Structure

Name, Address and Incorporation

Akumin Inc. is a corporation existing under the Business Corporations Act (Ontario) (the “OBCA”). The Company was formed on August 12, 2015 through the amalgamation of Elite Imaging Inc. (“Elite Imaging”) with 2473241 Ontario Inc. (“2473241”). 2473241 was incorporated under the OBCA on June 30, 2015. Elite Imaging was incorporated under the OBCA on September 23, 2013 as “Tristate Canadian Holdings Inc.” and changed its name to Elite Imaging Inc. on September 17, 2014. Elite Imaging subsequently changed its name to Akumin Inc. pursuant to articles of amendment filed on March 22, 2017.

Our registered and Canadian head office is located at 151 Bloor Street West, Suite 603, Toronto, Ontario M5S 1S4. Our U.S. head office is located 8300 W. Sunrise Blvd, Plantation, Florida, United States of America 33322. Our telephone number at our Canadian head office is 416-613-1391 and our toll-free telephone number is 1-800-730-0050.

Our website is www.akumin.com. Information contained on our website does not constitute a part of this Annual Information Form.

Intercorporate Relationships

The Company’s principal subsidiaries, their corresponding jurisdictions of incorporation, continuance, formation or organization, as the case may be, and the Company’s percentage interest in such subsidiaries as of the date of this AIF are set forth in the table below:

	Percentage Interest held Directly or	Jurisdiction of
Name of Subsidiary	Indirectly by Akumin	Incorporation/Formation
Advanced Diagnostic Group, LLC	100%	Florida
Advanced Diagnostic Holdings, LLC	100%	Delaware
Advanced Diagnostic Resources, LLC	100%	Florida
AFO Imaging, Inc.	100%	Florida
Akumin Corp.	100%	Delaware
Akumin FL, LLC	100%	Florida
Akumin Florida Holdings, LLC	100%	Florida
Akumin Health Illinois, LLC	100%	Illinois
Akumin Holdings Corp.	100%	Delaware
Akumin Imaging Texas, LLC	100%	Texas
Imaging Center of West Palm Beach LLC	100%	Florida
LCM Imaging, Inc.	100%	Florida
Phoenix Imaging, LLC	60%	Wyoming
PMI Partners, LLC	100%	Texas
Preferred Imaging at Casa Linda Plaza, LLC	100%	Texas
Preferred Imaging at the Medical Center, LLC	100%	Texas
Preferred Imaging HEB, LLC	100%	Texas
Preferred Imaging of Amarillo, LLC	57%	Texas
Preferred Imaging of Austin, LLC	100%	Texas
Preferred Imaging of Corinth, LLC	100%	Texas
Preferred Imaging of Denton, LLC	100%	Texas
Preferred Imaging of Fort Worth, LLC	100%	Texas
Preferred Imaging of Frisco, LLC	100%	Texas
Preferred Imaging of Garland, LLC	100%	Texas
Preferred Imaging of Grapevine/Colleyville, LLC	100%	Texas
Preferred Imaging of Irving, LLC	100%	Texas
Preferred Imaging of McKinney, LLC	100%	Texas
Preferred Imaging of Mesquite, LLC	100%	Texas
Preferred Imaging of Plano, LLC	100%	Texas
Preferred Imaging on Plano Parkway, LLC	100%	Texas
Preferred Open MRI, LLC	100%	Texas
Premier Health Services, Inc.	60%	Illinois
Premier Open MRI, Inc.	60%	Kansas
Round Rock Imaging, LLC	100%	Texas
SyncMed, LLC	100%	Texas
TIC Acquisition Holdings, LLC	100%	Florida
Vista PEM Providers, LLC	100%	Texas

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In addition, the Company, directly or indirectly, has exclusive management of the administrative and non-clinical affairs of the following affiliated physician groups (as defined below) and the table below sets forth their respective jurisdictions of incorporation or formation, as the case may be:

Jurisdiction of
Name of Affiliated Physician Group	Incorporation/Formation
Delaware Open MRI Radiology Associates, LLC	Delaware
Elite Imaging, LLC	Florida
Elite Radiology of Georgia, LLC	Georgia
Jeanes Radiology Associates, LLC	Pennsylvania
Lebanon Diagnostic Imaging, LLC	Pennsylvania
Rittenhouse Imaging Center, LLC	Pennsylvania
Rose Radiology Centers, LLC	Florida
Wilkes-Barre Imaging, L.L.C.	Pennsylvania

Affiliated Physicians Groups

In some states, our Company is affiliated with medical practices organized in traditional practice group structures which operate certain of our imaging clinics. In accordance with applicable state laws, these affiliated practice groups are responsible for the provision of medical care to patients at the imaging centers operated by those affiliated practice groups. Most of our other imaging centers are organized as independent diagnostic testing facilities or “IDTFs”. Our affiliated practice groups are separate legal entities organized under state law generally as limited liability companies but could also be organized as business corporations, professional associations, professional corporations or partnerships. Each of our affiliated physician groups is owned by one or more licensed physicians affiliated with the Company through employment or another contractual relationship.

Our affiliated physician practices employ or engage radiologists and other medical professionals to provide clinical services at certain of our imaging centers. In most of our affiliated physician groups, the physicians who own the equity in the affiliated physician group have entered into a contractual relationship with the Company which provide for restrictions on the transfer of such equity interest.

Further, many states have laws that prohibit or restrict the ability for business corporations, such as Akumin, from practicing medicine, employing physicians to practice medicine, exercising control over medical decisions by physicians, or engaging in certain arrangements, such as fee splitting, with physicians. In light of these restrictions, we operate certain of our imaging centers by maintaining long-term administrative of management services contracts through our subsidiaries with affiliated physician groups. Under the terms of these services contracts, our subsidiary has been engaged as the exclusive manager and provider of the affiliated physician group’s administrative and non-clinical affairs. Subject to applicable state laws and other regulations, our subsidiary provides services as manager for the affiliated physician group such as, which services typically include billing patients and third-party payors, providing and maintaining medical equipment and, procuring non-clinical staff and performing other back-office administrative services. Under the terms of our management agreements with the affiliated physician groups, Akumin, or its affiliate, is typically paid for its services based on the performance of the applicable affiliated physician group. Our subsidiaries do not represent that they offer medical services and do not exercise influence or control over the practice of medicine by the physicians employed or engaged by the affiliated physician groups. General Development of the Business

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Three-Year History

Acquisitions

Preferred Medical Imaging – On August 9, 2017, the Company acquired all of the issued and outstanding equity interests in Preferred Medical Imaging, LLC (“Akumin Texas”)1 for $94 million. Akumin Texas, through its wholly-owned, Controlled and managed subsidiaries, operates diagnostic imaging centers predominantly in the Dallas-Fort Worth, Texas area, as well as additional diagnostic imaging centers in other parts of Texas, in Chicago, Illinois and in Wichita, Kansas. The acquisition included the acquisition by Akumin Texas of all of the issued and outstanding equity interests in SyncMed, LLC, which operates a medical equipment maintenance business which exclusively Akumin Texas and its subsidiaries.

West Florida Acquisition – On May 11, 2018, the Company acquired a four diagnostic imaging centers in and around the Tampa, Florida area, commencing operations on Florida’s west coast.

Texas Non-Controlling Interest Acquisition – On May 24, 2018, the Company, through Akumin Texas, acquired all of the outstanding non-controlling interests in seven of its existing Texas-based diagnostic imaging centers for an aggregate purchase price of approximately $21.6 million, of which approximately $17.9 million was paid in cash and the balance of approximately $3.7 million was paid by the issuance of Common Shares.

Rose Radiology Acquisition – On August 15, 2018, the Company acquired the assets of eleven diagnostic imaging centers operated by Rose Radiology Centers, Inc.2 (“Rose Radiology”) on Florida’s west coast for approximately $24 million. In connection with the acquisition, Akumin US was appointed the exclusive manager of the administrative and non-clinical affairs of Rose Radiology.

Tuck-in Acquisitions—In two additional transactions which closed on November 1, 2018 and November 9, 2018, Akumin acquired one imaging center in central Florida from another seller and four in south Florida from Diagnostic Professionals, Inc. and related parties, respectively. Akumin also completed tuck-in acquisitions for a single imaging center on April 1, 2019 and another on May 31, 2019.

Advanced Diagnostic Group Acquisition – On May 31, 2019, the Company, through its wholly owned indirect subsidiary, Akumin Corp. (“Akumin US”), in contemporaneous transactions acquired Advanced Diagnostics Group (“ADG”), The Imaging Centers of West Palm and exclusive management of Elite Radiology of Georgia. As a result of the transactions (collectively, the “ADG Acquisitions”), Akumin US acquired all of the issued and outstanding equity interests of ADG Acquisition Holdings, Inc., TIC Acquisition Holdings, LLC and SFL Radiology Holdings, LLC for a total purchase price of approximately $216 million, of which $25 million was satisfied by the issuance of Common Shares at a price of $4.00 per Common Share. Part of the purchase price for SFL Radiology Holdings, LLC is subject to an earnout based on annualized revenues earned in the first two quarters of 2020 less certain costs and expenses. The Company filed a business acquisition report with respect to the ADG Acquisitions in Form 51-102F4 on SEDAR on August 22, 2019.

Southwest X-Ray Acquisition – On August 16, 2019, Akumin Texas acquired five diagnostic imaging centers located in and around El Paso, Texas from Southwest X-Ray, LP.

Other Tuck-in Acquisitions– From October, 2019 through January 1, 2020, the Company acquired four diagnostic imaging centers in Florida in two separate tuck-in transactions and one diagnostic imaging center in Illinois in a tuck-in transaction.

Financing

Initial Public Offering – We completed our initial public offering via a long-form prospectus of the Company dated November 24, 2017, and the Common Shares were listed for trading in U.S. dollars on the Toronto Stock Exchange (“TSX”) under the symbol “AKU.U” on December 1, 2017. The Common Shares were also listed for trading in Canadian dollars on the TSX under the symbol “AKU” on September 24, 2018.

(1)	Preferred Medical Imaging, LLC changed its name to Akumin Imaging Texas, LLC pursuant to Articles of Amendment effective December 31, 2018.
(2)	Rose Radiology Centers, Inc. converted to a limited liability company, as Rose Radiology Centers, LLC, effective September 1, 2018.

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2018 Refinancing – On August 15, 2018, we refinanced our existing credit facilities (the “2018 Financing”) with a syndicate of institutional lenders. The credit facilities included a term loan credit facility with a principal amount of $100 million and a revolving credit facility of $30 million, both with a maturity date of August 15, 2023. The proceeds of the term loan credit facility were used to repay our prior senior credit facility with a principal amount outstanding of approximately $74.6 million and to finance the purchase price for the centers operated by Rose Radiology of approximately $24 million. The credit facilities were secured against all of the assets of the Company and its managed radiology practices, subject to certain limited exceptions.

Subordinated Note – In connection with an acquisition, our subsidiary, Akumin FL, LLC, assumed a subordinated note from the sellers on May 11, 2018 with a principal amount of $1.5 million due to a lender. The obligations under that subordinated note are secured over all of the assets of Akumin FL, LLC and are subordinated to a working capital loan with a principal amount of up to $5 million due by Akumin FL, LLC to Akumin US. The principal amount of $1.5 million under the note was prepaid in full in connection with the 2019 Financing, however, subject to certain contingencies related to the performance of the acquisition target during the period from January 1, 2019 through December 31, 2021, the principal amount due under the subordinated note may be increased from $0 (zero) to a maximum of $4.0 million.

2019 Refinancing – On May 31, 2019, the Company refinanced its senior credit facilities (the “2019 Financing”) with a syndicate of institutional lenders. The credit facilities were for an aggregate principal amount of $382 million and included a Term Loan A facility of $66 million, a Term Loan B facility of $266 million and a revolving facility of $50 million. $16 million of the Term Loan A facility was subject to a delayed draw which was drawn on or about October 4, 2019 in connection with an acquisition and the balance of the proceeds were used to repay the 2018 Financing and in connection with the ADG Acquisition.

The Business

Overview of Akumin

Akumin is a leading provider of outpatient diagnostic imaging services in the United States, with freestanding centers located in Florida, Texas, Pennsylvania, Delaware, Georgia, Illinois and Kansas. Our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders, thereby reducing the need for unnecessary invasive procedures and contributing to lower costs and better outcomes for patients. Our imaging procedures include magnetic resonance imaging (MRI), computerized tomography (CT), positron emission tomography (PET), ultrasound, X-ray, mammography and other diagnostic or interventional radiology procedures.

Business Model

We seek to develop leading positions in regional markets in order to leverage operational efficiencies. Our scale and density within selected geographies in the United States provides for deep, long-term relationships with key payors, radiology groups and referring physicians. Our operations team is responsible for managing relationships with local physicians and payors, meeting our standards of patient service and improving profitability. We provide corporate training programs, standardized policies and procedures and sharing of best practices among the physicians in our regional networks.

We manage our business on the basis of one operating and reportable segment: outpatient diagnostic medical imaging services. We derive substantially all of our revenue, directly or indirectly, from fees charged for the diagnostic imaging services performed at our centers. For Fiscal 2019, we generated revenue from continued operations of approximately $247 million.

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Note: Revenue and Adjusted EBITDA are recorded in ‘000s.

Outpatient Diagnostic Imaging Centers

As of December 31, 2019, we operated 129 outpatient diagnostic imaging centers in the United States spread across Florida, Texas, Pennsylvania, Delaware, Georgia, Illinois and Kansas. Our outpatient diagnostic imaging centers offer diagnostic imaging for referring physicians, as well as diagnostic imaging related to personal injury protection. We provide a full range of medical imaging services, including MRI, CT, PET, ultrasound, X-ray, mammography and other diagnostic or interventional radiology procedures.

The following table shows the number of outpatient diagnostic imaging centers of Akumin as at each given date:

	As at	As at	As at	As at
	Dec 31, 2019	Dec 31, 2018	Dec 31, 2017	Sep 30, 2016
Number of Diagnostic Imaging Facilities	129	96	74	39

Future Growth

We have a strategic and thoughtful approach to growth that is focused on profitability over the long term.

Our planned growth will be comprised of organic growth as well as opportunistic acquisitions. We expect the near term focus of our acquisition growth will be in the markets where we currently maintain a significant foothold.

Organic growth will be a combination of marketing and operational focus to increase volumes in our existing clinics as well as opening new clinics in our key markets. Additionally, where market demand subsists, we will consider adding modalities in centers that are currently only single or dual modality centers. We expect multi-modality centers to help diversify risk while contributing positively to our margins.

We also expect to focus on key markets and to build geographic density within those markets to help us work closely with the insurance payors with whom we conduct business.

To attain growth and offer a competitive differentiator in key markets, we will also consider replacing or adding new technologies and equipment. While reimbursement rates may not change with newer equipment, we believe this strategy will offer us a market advantage which will ultimately lead to increased volumes. An example of this is our investment in 3D digital mammography, which is now being reimbursed by many of the large national insurance payors in addition to Medicare.

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See “Forward-Looking Information” and “Risk Factors” in this Annual Information Form.

Seasonality

The seasonality in our business usually leads to lower first calendar quarter revenue and profitability from typically weaker utilization of services. Our business is also affected by the hurricane season which may impact our operations in coastal regions, particularly in Florida, albeit the Company seeks to mitigate disruptions as a result of hurricane damage through insurance coverage. Our geographic diversification across the Northeast, Southeast and Central United States helps to diminish such seasonality risks.

Competition

The market for diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our centers, the location of our centers and the quality of our diagnostic imaging services. In the markets in which we are operating, or anticipate operating, we compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment.

Compliance and Internal Controls

The Company is subject to a range of state and federal regulatory laws and statutes. Compliance and related internal controls are managed by the Company’s Chief Compliance Officer, who chairs the Company’s Compliance Committee. The Compliance Committee has oversight with respect to the following matters:

•

audit compliance in marketing, operations, billing, clinical, information technology, exclusions checks, human resources and quarterly compliance checks vis-à-vis the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (the “HIPAA”). These audits encompass members of our leadership teams within these areas and provide information related to compliance with specific statutes, including the False Claims Act, the Anti-Kickback Statute, HIPAA, the federal physician self-referral prohibition commonly known as the “Stark Law” and the state equivalent of the Stark Law and other similar statutes. The Compliance Committee analyzes this information to recommend and implement solutions;

•

risk analysis for each of above areas (completed quarterly). This analysis focuses on regulatory compliance and is used for building the structure of audits for each area. Items identified are assigned scores which include likelihood of occurrence, resulting impact of occurrence and trending data for mitigating risk;

•

oversight to investigations and trends within compliance program (ongoing). The Chief Compliance Officer guides his team regarding investigations and, where appropriate, completes these investigations directly and reports findings to both the Compliance Committee and the Compliance Board;

•	review and modify policies and procedures, as needed (ongoing); and

•	review and modify company training (ongoing).

The Company’s compliance program also includes annual training for Compliance Committee members, a compliance hotline and compliance management software.

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The Company’s internal controls for mitigating regulatory risk include:

•

policies and procedures which address specific compliance issues, including marketing, operations, and compliance with specific statutes such as the False Claims Act, the Anti-Kickback Statute, HIPAA, the Stark Law and other similar statutes;

•	training and education of employees on prevention of fraud and abuse, including with respect to HIPAA. One of the basic tools of this training is our Code of Conduct;

•	employee-specific training provided for different job titles within the Company to address risks pertaining to their role;

•	training provided to employees through our compliance management software platform which provides information including training reports for individual employees;

•

management of a company-wide compliance hotline. Employees are trained to use it any time they see or suspect compliance issues. This hotline is available via phone, email, and fax and employees can maintain complete anonymity without fear of retaliation;

•	having a Compliance Committee and a Compliance Board; and

•	having a Chief Compliance Officer and other compliance staff.

Employees

As at December 31, 2019, we have approximately 1,737 employees.

We employ site managers who are responsible for overseeing day-to-day and routine operations at each of our outpatient diagnostic imaging centers, including staffing, modality and schedule coordination, referring physician and patient relations and ordering of materials. These site managers report to regional directors, who are responsible for oversight of the operations of all outpatient diagnostic imaging centers within their region, including operations, marketing and contracting. The regional directors, along with our directors of contracting, marketing, facilities, management/purchasing and human resources all report to our Executive Vice President and Chief Operating Officer. Our Executive Vice President and Chief Operating Officer, our Chief Financial Officer and Corporate Secretary and our medical directors report directly to our President and Chief Executive Officer.

None of our employees are covered by a collective bargaining agreement, and we have had no labour-related work stoppages.

Environmental and Corporate Responsibility

Management seeks to keep individual and collective exposure to doses of radioactive materials and radiation sources “as low as reasonably achievable” (or “ALARA”). The ALARA approach focuses on actively seeking out methods to minimize radiation exposure.

In addition to having established written policies, procedures and instructions to foster the ALARA concept within the Company, we have a dedicated Radiation Safety Officer (“RSO”). The RSO performs quarterly and annual reviews and implements changes driven by regulatory or industry requirements.

Modifications to procedures, equipment and facilities that could reduce radiation exposure are considered and reviewed by the RSO with management annually. In addition to maintaining doses to individuals ALARA, the sum of the doses received by all exposed individuals are also maintained ALARA. The RSO reviews the results of personnel monitoring every quarter and addresses any increased levels.

Radioactive material licenses issued to Akumin are maintained by the RSO and reviewed by a contracted licensed medical physicist every quarter. The radioactive materials held by the Company for equipment calibration and patient use are of low level. None of our facilities release radioactive material into the environment. All radioactive waste is held for storage in-house and decayed to background level prior to disposal.

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Our board of directors (“Board”) has also adopted a written code of conduct (the “Code of Conduct”) that applies to all of our directors, officers and employees. The objective of the Code of Conduct is to provide guidelines for maintaining our and our subsidiaries’ integrity, reputation, honesty, objectivity and impartiality. The Code of Conduct addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour. As part of the Code of Conduct, any person subject to the Code of Conduct is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board has ultimate responsibility for the stewardship of the Code of Conduct and monitors compliance through our Governance Committee. Directors, officers and employees are required to annually certify that they have not violated the Code of Conduct.

Risk Factors

The following specific factors could materially adversely affect us and should be considered when deciding whether to make an investment in Akumin and the Common Shares. The risks and uncertainties described in this Annual Information Form and the information incorporated by reference herein are those we currently believe to be material, but they are not the only ones we face. If any of the following risks, or any other risks and uncertainties that we have not yet identified or that we currently consider not to be material, actually occur or become material risks, our business, prospects, financial condition, results of operations and cash flows and consequently the price of the Common Shares could be materially and adversely affected. In all these cases, the trading price of the Common Shares could decline, and prospective investors could lose all or part of their investment.

Risks Related to Our Business and Industry

Our strategy to grow our business through acquisitions is subject to significant risks.

A key component of our strategy to grow our business is to complete additional outpatient diagnostic imaging center acquisitions to expand our product range and increase our revenues. Accordingly, we will be dependent upon our ability to enter into acquisition agreements that we believe are consistent with our business strategy. Risks in acquiring new outpatient diagnostic imaging centers include: (a) our ability to locate new centers that are attractive and complement our business; and (b) our ability to acquire these centers at attractive acquisition prices. We also face competition from other outpatient diagnostic imaging companies in acquiring outpatient diagnostic imaging centers, which makes it more difficult to find attractive products on acceptable terms. Accordingly, we may not be able to acquire rights to additional outpatient diagnostic imaging centers on acceptable terms, if at all. Further, we may not be able to obtain future financing for new acquisitions on acceptable terms, if at all. Our inability to complete acquisitions of additional outpatient diagnostic imaging centers could limit the overall growth of our business.

We experience competition from other outpatient diagnostic imaging companies and hospitals, and this competition could adversely affect our revenue and business.

The market for outpatient diagnostic imaging services is highly competitive. We compete principally on the basis of our reputation, our ability to provide multiple modalities at many of our centers, the location of our centers and the quality of our outpatient diagnostic imaging services. We compete locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment. Our competitors include, among others: Radnet, Inc., Alliance Healthcare Services, Inc., Diagnostic Imaging Group, InSight Health Services Corp. and American Radiology Services. Some of our competitors may now or in the future have access to greater financial resources than we do and may have access to newer, more advanced equipment. In addition, some physician practices have established their own outpatient diagnostic imaging centers within their group practices and compete with us. We are experiencing increased competition as a result of such activities, and if we are unable to successfully compete, our business and financial condition would be adversely affected.

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Our failure to integrate the businesses we acquire successfully and on a timely basis could reduce our profitability.

We may never realize expected synergies, business opportunities and growth prospects in connection with our acquisitions. We may experience increased competition that limits our ability to expand our business. We may not be able to capitalize on expected business opportunities, assumptions underlying estimates of expected cost savings may be inaccurate, or general industry and business conditions may deteriorate. In addition, integrating operations will require significant efforts and expenses on our part. Personnel may leave or be terminated because of an acquisition. Our management may have its attention diverted while trying to integrate an acquisition. If these factors limit our ability to integrate the operations of an acquisition successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies as a result of the acquisition, may not be met. In addition, our growth and operating strategies for a target’s business may be different from the strategies that the target company pursued prior to our acquisition. If our strategies are not the proper strategies, it could have a material adverse effect on our business, financial condition and results of operations.

Our ability to generate revenue depends in large part on referrals from physicians.

A significant reduction in physician referrals would have a negative impact on our business. We derive substantially all of our net revenue, directly or indirectly, from fees charged for the diagnostic imaging services performed at our centers. We depend on referrals of patients from unaffiliated physicians and other third parties who have no contractual obligations to refer patients to us for a substantial portion of the services we perform. If a sufficiently large number of these physicians and other third parties were to discontinue referring patients to us, our scan volume could decrease, which would reduce our net revenue and operating margins. Further, commercial third-party payors have implemented programs that could limit the ability of physicians to refer patients to us. For example, prepaid healthcare plans, such as health maintenance organizations, sometimes contract directly with providers and require their enrollees to obtain these services exclusively from those providers. Some insurance companies and self-insured employers also limit these services to contracted providers. These “closed panel” systems are now common in the managed care environment. Other systems create an economic disincentive for referrals to providers outside the system’s designated panel of providers. If we are unable to compete successfully for these managed care contracts, our results and prospects for growth could be adversely affected.

Pressure to control healthcare costs could have a negative impact on our results.

One of the principal objectives of health maintenance organizations and preferred provider organizations is to control the cost of healthcare services. Healthcare providers participating in managed care plans may be required to refer diagnostic imaging tests to certain providers depending on the plan in which a covered patient is enrolled. In addition, managed care contracting has become very competitive, and reimbursement schedules are at or below Medicare reimbursement levels. The expansion of health maintenance organizations, preferred provider organizations and other managed care organizations within the geographic areas covered by our network could have a negative impact on the utilization and pricing of our services, because these organizations will exert greater control over patients’ access to diagnostic imaging services, the selections of the provider of such services and reimbursement rates for those services.

If our contracted radiology practices lose a significant number of radiologists, our financial results could be adversely affected.

At times, there has been a shortage of qualified radiologists in some of the regional markets we serve. In addition, competition in recruiting radiologists may make it difficult for our contracted radiology practices to maintain adequate levels of radiologists. If a significant number of radiologists terminate their relationships with our contracted radiology practices and those radiology practices cannot recruit sufficient qualified radiologists to fulfill their obligations under our agreements with them, our ability to maximize the use of our outpatient diagnostic imaging centers and our financial results could be adversely affected. Neither we, nor our contracted radiology practices, maintain insurance on the lives of any affiliated physicians.

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We may become subject to professional malpractice liability, which could be costly and negatively impact our business.

The physicians employed by our contracted radiology practices are from time to time subject to malpractice claims. We structure our relationships with radiologists in a manner that we believe does not constitute the practice of medicine by us or subject us to professional malpractice claims for acts or omissions of physicians employed by the contracted radiology practices. Nevertheless, claims, suits or complaints relating to services provided by the contracted radiology practices have been asserted against us in the past and may be asserted against us in the future. In addition, we may be subject to professional liability claims, including, without limitation, for improper use or malfunction of our outpatient diagnostic imaging equipment or for accidental contamination or injury from exposure to radiation. We may not be able to maintain adequate liability insurance to protect us against those claims at acceptable costs or at all.

Any claim made against us that is not fully covered by insurance could be costly to defend, result in a substantial damage award against us and divert the attention of our management from our operations, all of which could have an adverse effect on our financial performance. In addition, successful claims against us may adversely affect our business or reputation.

We may not be able to enforce claims with respect to the representations, warranties and indemnities that the sellers of any diagnostic imaging center we acquire have provided to us under the respective purchase agreements.

In connection with our acquisitions, the sellers have given certain representations, warranties and indemnities. There can be no assurance that we will be able to enforce any claims against those sellers’ breaches of such representations, warranties or indemnities. The sellers’ liability with respect to breaches of such representations and warranties and indemnities under the respective purchase agreement may be limited. Even if we ultimately succeed in recovering any amounts, we may temporarily be required to bear these losses ourselves.

We may not be able to secure additional financing which may impair our ability to complete future acquisitions.

There can be no assurance that we will be able to raise the additional funding that we will need to carry out our business objectives and to complete outpatient diagnostic imaging center acquisitions. The development of our business depends upon prevailing capital market conditions, our business performance and our ability to obtain financing through debt financing, equity financing or other means. There is no assurance that we will be successful in obtaining the financing we require as and when needed or at all in order to complete future acquisitions. If additional financing is raised by the issuance of shares from treasury, Control of the Company may change and Shareholders may suffer additional dilution.

We do not independently own all of our outpatient diagnostic imaging centers.

Healthcare laws and regulations in the United States may impact our ability to operate or own our outpatient diagnostic imaging centers, thereby necessitating the use of partnerships, joint ventures and other management services frameworks. The Company may be required to deal with such diverse operating or ownership frameworks. In addition, from time to time, the Company may decide to use cash to restructure its arrangements with fellow owners, managers or operators.

We may engage in litigation with our partners and contractors.

The nature of our relationships with our partners and contractors may give rise to litigation or disputes. In the ordinary course of business, we are the subject of complaints or litigation. We may also engage in future litigation to enforce the terms of our agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our services and the consumer experience. Engaging in such litigation may be costly and time-consuming and may distract management and materially adversely affect our relationships with our partners and contractors or potential partners and contractors and our ability to attract new partners and contractors. Any negative outcome of these or any other claims could materially adversely affect our results of operations, as well as our ability to increase our number of partners and contractors and may damage our reputation and brand. Furthermore, existing and future legislation could subject us to additional litigation risk in the event we are required by such legislation to terminate or fail to renew a partner or contractor or not succeed in revising the contracts related to such relationships to comply with changes to legislation.

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The regulatory framework in which we operate is uncertain and evolving.

Healthcare laws and regulations may change significantly in the future. We continuously monitor these developments and modify our operations from time to time as the regulatory environment changes. We cannot provide assurance, however, that we will be able to adapt our operations to address new regulations or that new regulations will not adversely affect our business. In addition, although we believe that we are operating in compliance with applicable federal and state laws, neither our current or anticipated business operations nor the operations of the contracted radiology practices have been the subject of judicial or regulatory interpretation. We cannot provide assurance that a review of our business by courts or regulatory authorities will not result in a determination that could adversely affect our operations or that the healthcare regulatory environment will not change in a way that restricts our operations.

Certain states have enacted statutes or adopted regulations affecting risk assumption in the healthcare industry, including statutes and regulations that subject any physician or physician network engaged in risk-based managed care contracting to applicable insurance laws and regulations. These laws and regulations, if adopted in the states in which we operate, may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to us and the contracted radiology practices and limit our ability to enter into risk-sharing managed care arrangements.

We have structured the fees payable to our subsidiaries by our affiliated practice groups in such a manner that we believe complies with applicable federal, state and local laws. Although the relevant laws have been subject to limited judicial and regulatory interpretation, we believe that we are in compliance with applicable state laws in relation to the corporate practice of medicine. However, regulatory authorities or other parties may assert that despite these management arrangements between our subsidiaries and affiliated physician groups, we or our manager subsidiaries are engaged in the corporate practice of medicine or that the contractual arrangements with the affiliated physician groups constitute unlawful fee splitting or another violation of corporate practice of medicine rules. Should such an event occur, we or our affiliated physician groups could be subject to administrative, civil or criminal remedies or penalties, our management services contracts could be found to be legally invalid and unenforceable, in whole or in part, or we could be required to restructure our contractual arrangements with our affiliated physician groups.

Complying with federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

We are directly, or indirectly through the radiology practices with which we contract, subject to extensive regulation by both the federal government and the state governments in which we and/or they provide services, including:

•	the federal civil False Claims Act;

•	the federal Medicare and Medicaid anti-kickback laws, state anti-kickback prohibitions, and regulations promulgated under each of the foregoing;

•	the federal Civil Monetary Penalties law and regulations;

•	federal and state billing and claims submission and other insurance laws and regulations;

•	the federal HIPAA law and comparable state laws;

•	the federal physician self-referral prohibition commonly known as the “Stark Law” and the state equivalents of the Stark Law;

•	state laws that prohibit the practice of medicine by non-physicians and prohibit fee-splitting arrangements involving physicians;

•	laws relating to practitioner and provider licensure;

•	laws relating to medical malpractice;

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•

federal and state laws governing the diagnostic imaging and therapeutic equipment we use in our business concerning patient safety, equipment operating specifications and radiation exposure levels; and

•	state laws governing reimbursement for diagnostic services related to services compensable under workers compensation rules.

If our operations are found to be in violation of any of the laws and regulations to which we or the radiology practices with which we contract are subject, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of our operations. Any penalties, damages, fines or curtailment of our operations, individually or in the aggregate, could adversely affect our ability to operate our business and our financial results. The risks of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, their provisions are open to a variety of interpretations and such laws and regulations may apply to businesses acquired from time to time by Akumin, in addition to Akumin’s business.

Additionally, prior to our acquisition of Akumin Texas, Preferred Imaging Centers, LLC (“PIC”), then a wholly-owned subsidiary of Akumin Texas which was merged into Akumin Texas effective September 30, 2017, was the subject of an investigation by the U.S. Department of Justice (the “DOJ”) premised upon an allegation that PIC and its affiliates violated U.S. federal law by performing and billing for certain imaging services without on-site physician supervision. In or about June, 2016, PIC entered into a no-fault settlement agreement with the DOJ with respect to those allegations, which included PIC paying $3,510,000 to the U.S. government and entering into a Corporate Integrity Agreement (“CIA”) with the Office of the Inspector General for the U.S. Department of Health and Human Services. PIC’s CIA expires June 29, 2021. Also, prior to our acquisition of the imaging centers operated by Rose Radiology, Rose Radiology (through its predecessor, Rose Radiology Centers, Inc.) was the subject of an investigation by the DOJ premised upon allegations that Rose Radiology violated the False Claims Act for billing Medicare and other federal programs for ineligible procedures and certain other healthcare laws. Upon our acquisition of Rose Radiology’s assets, Rose Radiology, a physician-owned radiology practice, retained Akumin as its manager for administrative and other non-clinical matters. In or about December, 2015, Rose Radiology entered into a no-fault settlement agreement with the DOJ with respect to those allegations which included Rose Radiology paying $8,710,000 to the U.S. government and entering into a CIA. Rose Radiology’s CIA expires December 29, 2020.

Given the broad powers of the DOJ and other federal agencies, there can be no assurance that the obligations of Akumin Texas and Rose Radiology pursuant to their respective CIAs, or otherwise, will not be expanded to cover all or a greater portion of Akumin’s operations. Any action brought against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, suffer reputational harm and divert our management’s attention from the operation of our business.

Federal and state privacy and information security laws are complex, and if we fail to comply with applicable laws, regulations and standards, or if we fail to properly maintain the integrity of our data, protect our proprietary rights to our systems, or defend against cybersecurity attacks, we may be subject to government or private actions due to privacy and security breaches, and our business, reputation, results of operations, financial position and cash flows could be materially and adversely affected.

We must comply with numerous federal and state laws and regulations governing the collection, dissemination, access, use, security and privacy of individually identifiable protected health information, including HIPAA. If we fail to comply with applicable privacy and security laws, regulations and standards, properly maintain the integrity of our data, protect our proprietary rights to our systems, or defend against cybersecurity attacks, our business, reputation, results of operations, financial position and cash flows could be materially and adversely affected. Information security risks have significantly increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct our operations, and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties, including foreign state agents. Our operations rely on the secure processing, transmission and storage of confidential, proprietary and other information in our computer systems and networks.

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We are continuously implementing multiple layers of security measures through technology, processes, and our people; utilize current security technologies; and our defenses are monitored and tested internally and by external parties. Despite these efforts, our facilities and systems may be vulnerable to privacy and security incidents; security attacks and breaches; acts of vandalism or theft; computer viruses; coordinated attacks by activist entities; emerging cybersecurity risks; misplaced or lost data; programming and/or human errors; or other similar events. Emerging and advanced security threats, including coordinated attacks, require additional layers of security which may disrupt or impact efficiency of operations.

We may not receive payment from some of our healthcare provider customers because of their financial circumstances or other contractual or legal disputes.

Some of our healthcare provider customers do not have significant financial resources, liquidity or access to capital. If these customers experience financial difficulties or if there arises a contractual or other legal dispute to which they are party, they may be unable to pay us for the equipment and services that we provide. A significant deterioration in general or local economic conditions could have a material adverse effect on the financial health of certain of our healthcare provider customers. As a result, we may have to increase the amounts of accounts receivable that we write-off, which would adversely affect our financial condition and results of operations.

We have significant liabilities which require us to generate sufficient cash flows from operations in order to make mandated payments of principal and interest.

We have incurred significant liabilities in connection with the acquisition of our current medical imaging centers. Our ability to repay these liabilities will be contingent upon our success in achieving sufficient revenues from these medical imaging centers to be able to make payments of principal and interest against this debt when due and payable. There is no assurance that we will be able to secure future additional financing to repay our current credit facilities should cash flows from operations be insufficient to repay these liabilities. Our inability to repay outstanding debt when due would have a material adverse impact on our business.

Liquidity Risk.

Liquidity risk is the risk the Company will encounter difficulty in raising funds to meet its financial commitments. The Company is exposed to liquidity risk mainly with respect to its credit facilities. The Company seeks to ensure that there is sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash.

We may not be able to continue to meet certain covenants under our credit facilities and our inability to meet these covenants could result in acceleration of our long-term liabilities.

Our credit facilities require us to maintain specified collateral coverage and satisfy financial covenants. There can be no assurance that we will be able to continue to meet certain covenants under our existing credit facilities. A failure to meet such covenants could result in our lenders seeking to enforce their rights under such credit facilities, which include acceleration of payments and enforcement of security interests. This may negatively affect our financial condition, business and operating results. Our credit facilities also contain restrictive covenants that, among other things, limit our ability and the ability of our subsidiaries to:

•	create, incur or assume certain liens;

•	create, incur or assume additional indebtedness;

•	make or hold certain investments;

•	merge, dissolve, liquidate or consolidate with or into another person;

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•	declare or make certain payments, including dividends or other distributions with respect to capital stock;

•	change the nature of the business; and

•	enter into certain transactions with our affiliates.

The restrictions in our credit facilities governing our other indebtedness may prevent us from taking actions that we believe would be in the best interest of our business and may make it difficult for us to execute our business strategy successfully or effectively compete with companies that are not similarly restricted. We may also incur future debt obligations that might subject us to additional restrictive covenants that could affect our financial and operational flexibility. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us, or at all.

Our ability to comply with the covenants and restrictions contained in our credit facilities may be affected by economic, financial and industry conditions beyond our control including credit or capital market disruptions. The breach of any of these covenants or restrictions could result in a default that would permit the lenders to declare all amounts outstanding to be due and payable, together with accrued and unpaid interest. If we are unable to repay the indebtedness, the lenders could proceed against the collateral securing the indebtedness, among other remedies. This could have serious consequences to our financial position and results of operations and could cause us to become bankrupt or insolvent.

The effect of the uncertainty relating to potential future changes to U.S. healthcare laws may increase our and our partners’ and contractors’ healthcare costs, limit the ability of patients to obtain health insurance, increase patients’ share of health care costs and negatively impact our financial results.

U.S. lawmakers have made repeated efforts to repeal or materially modify the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”). While we are unable to predict what, if any, changes may ultimately be enacted, the U.S. Congressional Budget Office and others have estimated that some of the proposals made to date would result in millions of additional uninsured patients in the U.S. Additionally, U.S. lawmakers have suggested that, even if no formal legislation repealing or modifying the ACA is passed, they may take, or omit, actions that could adversely impact the viability of the ACA and the health insurance markets, which could result in more uninsured patients, other patients having lesser coverage or patients having to absorb a greater portion of the cost of their health care services. Any such changes or any other future changes in the manner in which health care services in the U.S. are paid for and reimbursed by government and private payors could adversely impact our business.

Because of our U.S. operations, we could be adversely affected by violations of anti-bribery laws.

Almost all of our operations are located outside Canada. Anti-bribery laws and regulations generally prohibit companies and their intermediaries from making improper payments to non-resident officers, employees or any other persons acting in an official capacity for any government entity to any political party or official thereof or to any candidate for political office for the purpose of obtaining or retaining business. While our management services agreements, services agreements and operational policies and procedures, including our compliance program, mandate compliance with applicable law, we cannot provide assurance that we will be successful in preventing our contractors, employees or other agents from taking actions in violation of these laws or regulations or that we will not otherwise be deemed to have failed to comply with such laws. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

Because of our U.S. operations, we could be adversely affected by violations of anti-kickback, self-referral, or other fraud and abuse laws.

Anti-kickback, self-referral and other fraud and abuse laws and regulations, both at the federal and state level, generally prohibit companies and their intermediaries from making referrals to, or receiving referrals from, a physician or other person in a position to refer or generate business for a health care provider such as the centers and locations operated or managed by Akumin, in exchange for remuneration, unless an exception applies. Physician and other financial relationships within the Akumin organization, including amounts paid under our management services agreements, distributions made to

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referring physician equity holders in the non-wholly owned imaging centers and all other financial arrangements involving Akumin, its intermediaries and potential referral sources or recipients may, notwithstanding our policies and procedures otherwise, result in violations of these laws. While our management services agreements, services agreements and operational policies and procedures, including our compliance program, mandate compliance with applicable law, we cannot provide assurance that we will be successful in preventing our contractors, employees or other agents from taking actions in violation of these laws or regulations or that we will not otherwise be deemed to have failed to comply with such laws. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

We operate outpatient diagnostic imaging centers in some regions which may be exposed to natural disasters, public health epidemics and other calamities.

Our outpatient diagnostic imaging centers are located in regions which are vulnerable to a variety of natural disasters, including hurricanes, earthquakes, flooding, wildfires, etc. We cannot ensure that our centers in these markets would survive a future hurricane, earthquake, flood, wildfire or other natural disaster. Similarly, we cannot ensure that we will be able to procure insurance for such losses in meaningful amounts or at affordable rates in the future. If a natural disaster or other event with a significant economic impact occurs in a region where we operate, such disaster or event could negatively affect the profitability of our business.

A local, regional, national or international outbreak of a contagious disease, including the novel coronavirus known as COVID-19, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu or any other similar illness, or a fear of any of the foregoing, and changes to laws and other government actions implemented in response to such an illness, could decrease the willingness or ability of customers to patronize our centers, cause shortages of employees to staff our centers, interrupt certain supplies from third parties upon which the Company relies, restrict our ability to offer certain services and otherwise have a material adverse effect on the Company’s business, financial condition and results of operations. Such adverse effect could be rapid and unexpected and it is unknown whether and how the Company may be affected if such an epidemic persists for an extended period of time.

We may be unsuccessful in evaluating material risks involved in completed and future investments which could impact our ability to realize the expected benefits from future investments and acquisitions.

We regularly review investment opportunities and, as part of the review, conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in any particular transaction. Despite our efforts, we may be unsuccessful in ascertaining or evaluating all such risks. In particular, financial insight into our previously acquired companies or financial due diligence in respect of potential targets may be limited in light of the availability of financial information. As a result, we may not realize the intended advantages of any given investment and may not identify all of the risks relating to the investment. If we fail to realize the expected benefits from one or more investments, or do not identify all of the risks associated with a particular investment, our business, results of operations and financial condition could be adversely affected.

We may be subject to certain regulations that could restrict our activities and abilities to generate revenues as planned.

From time to time, governments, government agencies and industry self-regulatory bodies in Canada, the United States, and other countries in which we will operate have adopted statutes, regulations and rulings that directly or indirectly affect the activities of our company and our future clients. These regulations could adversely impact on our ability to execute our business strategy and generate revenues as planned.

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Technological change in our industry could reduce the demand for our services and require us to incur significant costs to upgrade our equipment.

The development of new technologies or refinements of existing modalities may require us to upgrade and enhance our existing equipment before we may otherwise intend. Many companies currently manufacture diagnostic imaging equipment. Competition among manufacturers for a greater share of the diagnostic imaging equipment market may result in technological advances in the speed and imaging capacity of new equipment. This may accelerate the obsolescence of our equipment, and we may not have the financial ability to acquire the new or improved equipment and may not be able to maintain a competitive equipment base. In addition, advances in technology may enable physicians and others to perform diagnostic imaging procedures without us. If we are unable to deliver our services in the efficient and effective manner that payors, physicians and patients expect, our revenue could substantially decrease.

Because we have high fixed costs, lower scan volumes per system could adversely affect our business.

The principal components of our expenses, excluding depreciation, consist of debt service, finance lease payments, compensation paid to technologists, salaries, real estate lease expenses and equipment maintenance costs. Because a majority of these expenses are fixed, a relatively small change in our revenue could have a disproportionate effect on our operating and financial results depending on the source of our revenue. Thus, decreased revenue as a result of lower scan volumes per system could result in lower margins, which could materially adversely affect our business.

We may be unable to effectively maintain our equipment or generate revenue when our equipment is not operational.

Timely, effective service is essential to maintaining our reputation and high use rates on our imaging equipment. Although we have an agreement with a third party equipment service provider pursuant to which such service provider maintains and repairs the majority of our imaging equipment, the agreement does not compensate us for loss of revenue when our systems are not fully operational and our business interruption insurance may not provide sufficient coverage for the loss of revenue. Also, third party equipment service providers may not be able to perform repairs or supply needed parts in a timely manner, which could result in a loss of revenue. Therefore, if we experience more equipment malfunctions than anticipated or if we are unable to promptly obtain the service necessary to keep our equipment functioning effectively, or where our business or data is compromised on account of equipment malfunctions or a cybersecurity-related attack, our ability to provide services and to fulfill our contractual arrangements would be adversely affected and our revenue could decline.

Our inability to attract and retain qualified radiology technologists and key managerial and other non-medical personnel may adversely impact our ability to carry out our business operations and strategies as planned.

We are highly dependent on qualified managerial personnel. Our anticipated growth will require additional expertise and the addition of new qualified personnel. There is intense competition for qualified personnel in the radiology and medical imaging field. Therefore, we may not be able to attract and retain the qualified personnel necessary for the development of our business. The loss of the services of existing personnel, as well as the failure to recruit additional key managerial personnel in a timely manner, would harm our business development programs and ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees and generate revenues. We may not maintain key personal life insurance on any of our employees.

Our policies regarding allowances for doubtful accounts may negatively impact our financial results in future fiscal periods.

We cannot ensure that our allowances for doubtful accounts will not exceed the estimates, which could have a material adverse effect on our results of operations, financial condition, and cash flows.

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Market rate fluctuations could adversely affect our results of operations.

We may be subject to market risk through the risk of loss of value in our portfolios resulting from changes in interest rates, foreign exchange rates, credit spreads, and equity prices. We are required to mark to market our held-for-trading investments at the end of each reporting period, to the extent we own any such investments. This process could result in significant write-downs of our investments over one or more reporting periods, particularly during periods of overall market instability, which could have a significant unfavourable effect on our financial position.

Some of our imaging modalities use radioactive materials which generate regulated waste and could subject us to liabilities for injuries or violations of environmental and health and safety laws.

Some of our imaging procedures use radioactive materials which generate medical and other regulated wastes. For example, patients are injected with a radioactive substance before undergoing a PET scan. Storage, use and disposal of these materials and waste products present the risk of accidental environmental contamination and physical injury. We are subject to federal, state and local regulations governing storage, handling and disposal of these materials. We could incur significant costs and the diversion of our management’s attention in order to comply with current or future environmental and health and safety laws and regulations. Also, we cannot completely eliminate the risk of accidental contamination or injury from these hazardous materials. Although we believe that we maintain liability insurance coverage consistent with industry practice in the event of an accident, we could be held liable for any resulting damages, and any liability could exceed the limits of or fall outside the coverage of our liability insurance.

Our inability to maintain effective internal controls over financial reporting could increase the risk of an error in our financial statements.

Our senior management is responsible for establishing and maintaining adequate internal controls over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives due to its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is therefore subject to error, collusion, or improper override. Given such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis, and although it is possible to incorporate into the financial reporting process safeguards to reduce this risk, they cannot be guaranteed to entirely eliminate it. If we fail to maintain effective internal control over financial reporting, then there is an increased risk of an error in our financial statements that could result in us being required to restate previously issued financial statements at a later date.

If we fail to comply with various licensure, certification and accreditation standards, we may be subject to loss of licensure, certification or accreditation, which would adversely affect our operations.

Ownership, construction, operation, expansion and acquisition of our outpatient diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of personnel, other required certificates for certain types of healthcare facilities and certain medical equipment. In addition, freestanding diagnostic imaging centers that provide services independent of a physician’s office must be enrolled by Medicare as an independent diagnostic treatment facility, or IDTF, to bill the Medicare program. Medicare carriers have discretion in applying the IDTF requirements and therefore the application of these requirements may vary from jurisdiction to jurisdiction. In addition, federal legislation requires all suppliers that provide the technical component of diagnostic MRI, PET/CT, CT, and nuclear medicine to be accredited by an accreditation organization designated by CMS (as defined below) (which currently includes the American College of Radiology (“ACR”), the Intersocietal Accreditation Commission, RadSite and the Joint Commission). Our MRI, CT, and radiology facilities are currently accredited by the ACR. We may not be able to receive the required regulatory approvals or accreditation for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the opportunity to expand our services.

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Our centers are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensure and certification. If any facility loses its certification under the Medicare program, then the facility will be ineligible to receive reimbursement from the Medicare and Medicaid programs. For Fiscal 2019, approximately 14% of our revenue came from the Medicare and Medicaid programs. A change in the applicable certification status of one of our centers could adversely affect our other centers and in turn us as a whole. We have experienced a slowdown in the credentialing of our physicians over the last several years which has lengthened our billing and collection cycle and could negatively impact our ability to collect revenue from patients covered by Medicare. Credentialing of physicians is required by our payors prior to commencing payment.

Our management services arrangements with radiology practices and our professional services agreements with contracted radiologists or radiology practices must be structured in compliance with laws relating to the practice of medicine, including, without limitation, fee-splitting prohibitions.

State laws in certain of the states in which we operate prohibit us from owning radiology practices, from exercising control over the clinical judgment of physicians and/or from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws vary by state and are enforced by state courts and regulatory authorities, each with broad discretion, and often with limited precedent as to how challenges under these laws may turn out. A component of our business has been to enter into management services agreements with radiology practices. We provide management, administrative, technical and other non-medical services to the radiology practices in exchange for a service fee typically based on a percentage of the practice’s revenue. We structure our relationships with these radiology practices, including those managed following an acquisition by us of their nonclinical assets, in a manner that we believe keeps us from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians, or violating prohibitions against fee-splitting. There can be no assurance that our present arrangements with physicians providing medical services and medical supervision at our owned or managed diagnostic imaging centers will not be challenged, and, if challenged, that they will not be found to violate applicable laws, thus subjecting us to potential damages, injunction and/or civil and criminal penalties or require us to restructure our arrangements in a way that would affect the control or quality of our services and/or change the amounts we receive from the operation of these centers and locations. Any of these results could jeopardize our business.

Recently enacted and future federal legislation, regulatory changes or payment changes implemented by commercial payors could limit the prices we can charge for our services and/or the amount we are reimbursed for our services, which would reduce our revenue and adversely affect our operating results.

Starting with the Deficit Reduction Act of 2005’s mandated multiple procedure payment reduction, Centers for Medicare and Medicaid Services (“CMS”) reimbursement for a number of diagnostic imaging procedures, including many that we or our managed radiology practices perform, has been materially reduced over the last number of years. Certain private payors have followed suit with CMS and reduced reimbursement for certain diagnostic imaging procedures. Given the recent history, we expect that reimbursement for certain diagnostic imaging services that we or our managed radiology practices provide, may be reduced in the future, which would adversely impact our business. Additionally, CMS and other payors are seeking to shift from a primarily fee for service reimbursement paradigm to a more value based model. We cannot predict what such changes will ultimately look like or how they may ultimately impact our business or financial performance, which creates significant uncertainty for our business.

There may be gaps in our insurance coverage relating to events which transpired prior to our acquisition of our centers in Pennsylvania and Delaware.

When the Company acquired the assets relating to certain of the centers it operates in Pennsylvania and Delaware on April 21, 2016, it also agreed to indemnify the physician-owned radiology practices which serviced those centers pursuant to management services agreements with those entities. The Company has not insured against risks which pre-date its acquisition of those centers and, as a result, it could be liable, without the benefit of insurance proceeds, for damages suffered as a result of complaints or other proceedings against those physician-owned radiology practices relating to events which transpired prior to April 21, 2016. These complaints could include actions for medical malpractice or wrongful death.

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Risks Related to Ownership of Our Shares

There are unexercised stock options, restricted share units (“RSUs”) and warrants outstanding and which may be issued from time to time. If these are exercised or converted, an investor’s interest in our Common Shares will be diluted.

As of December 31, 2019, we had 69,840,928 Common Shares issued and outstanding. As of December 31, 2019, we also had an aggregate of 6,640,620 Common Shares reserved for issuance pursuant to outstanding stock options, RSUs and warrants. If all of these options, RSUs and warrants vest and are exercised, the Company would be required to issue 6,640,620 Common Shares, or approximately 9.51% of our issued and outstanding Common Shares on a non-diluted basis as of December 31, 2019, and the Company would receive an aggregate of $16,399,117. See “Description of Capital Structure – Common Shares”.

These issuances would decrease the proportionate ownership and voting power of all other Shareholders. This dilution could cause the price of our Common Shares to decline and it could result in the creation of new control persons. In addition, our Shareholders could suffer dilution in the net book value per Common Share.

A decline in the price of the Common Shares could affect our ability to raise further working capital and adversely impact our ability to continue operations.

A prolonged decline in the price of the Common Shares could result in a reduction in the liquidity of our Common Shares and a reduction in our ability to raise capital. Because a significant portion of our operations has been and is expected to be financed through the sale of equity securities, a decline in the price of our Common Shares could be especially detrimental to our liquidity and our operations. Such reductions may force us to reallocate funds from other planned uses and may have a significant negative effect on our business plan and operations, including the ability to acquire diagnostic imaging centers and continue current operations. If our stock price declines, we can offer no assurance that we will be able to raise additional capital on acceptable terms or generate funds from operations sufficient to meet our obligations. If we are unable to raise sufficient capital in the future, we may not have the resources to continue our normal operations.

Investors’ ability to transfer the Common Shares may be limited by the absence of an active trading market, and an active trading market may not develop for the Common Shares.

There can be no assurance that an active trading market for our Common Shares will develop or, if developed, that any such market will be sustained. This could adversely affect the market price and liquidity of the Common Shares. In such event, Shareholders may not be able to sell their Common Shares at a given time or at a favorable price.

The market price for the Common Shares may be volatile.

Even if an active trading market for the Common Shares does develop, the market price of the Common Shares may be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond the Company’s control, including, among other factors: (a) dilution caused by the issuance of additional Common Shares and other forms of equity securities, which the Company expects to make in connection with future capital financings to fund operations and growth, to attract and retain valuable personnel and in connection with future strategic partnerships with other companies; (b) announcements of new acquisitions or other business initiatives by our competitors; and (c) changes in the social, political and/or legal climate in the regions in which the Company operates. In addition, the market price of the Common Shares could be subject to wide fluctuations in response to, among other factors: (i) quarterly variations in revenues and operating expenses; (ii) changes in the valuation of similarly situated companies; and (iii) changes in analysts’ estimates affecting the Company, competitors and/or the industry. In the aggregate, these circumstances may result in material adverse changes to the market price of the Common Shares and/or results of operations and the financial condition of the Company.

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Our level of indebtedness may increase and reduce our financial flexibility.

We are currently indebted under our credit facilities and we may incur additional indebtedness under the credit facilities or otherwise in the future. We are exposed to changes in interest rates on our cash, bank indebtedness and long-term debt. Debt issued at variable rates exposes us to cash flow interest rate risk. Debt issued at fixed rates exposes us to fair value interest rate risk. Our borrowings, current and future, will require interest payments and need to be repaid or refinanced, could require us to divert funds identified for other purposes to debt service and could create additional cash demands or impair our liquidity position and add financial risk for us. Diverting funds identified for other purposes for debt service may adversely affect our business and growth prospects. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, reduce or delay expenditures or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all.

Our level of indebtedness could affect our operations in several ways, including the following:

•	a significant portion of our cash flows could be used to service our indebtedness;

•	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

•

a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing; and

•	a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements, acquisitions or other purposes.

In addition to our debt service obligations, our operations require material expenditures on a continuing basis. Our ability to make scheduled debt payments, to refinance our obligations with respect to our indebtedness and to fund capital and non-capital expenditures necessary to maintain the condition of our operating assets and properties, as well as to provide capacity for the growth of our business, depends on our financial and operating performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.

Future offerings of debt securities, which would rank senior to our Common Shares upon our bankruptcy or liquidation, and future offerings of equity securities that may be senior to our Common Shares for the purposes of dividend and liquidating distributions, may adversely affect the market price of our Common Shares.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Common Shares. Additional equity offerings may dilute the holdings of our existing Shareholders or reduce the market price of our Common Shares, or both. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our Common Shares bear the risk of our future offerings reducing the market price of our Common Shares and diluting their ownership interest in the Company.

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Because we can issue additional Common Shares, holders of our Common Shares may incur immediate dilution and may experience further dilution.

If we require additional funds in the future and raise such funds by issuing additional equity securities, especially at prices lower than the price of the Common Shares under this Annual Information Form, such financing may dilute the equity interests of our current Shareholders, including purchasers who acquire Common Shares pursuant to this Annual Information Form.

Because it is unlikely that we will pay dividends in the foreseeable future, stockholders may only benefit from owning Common Shares if the value of the Common Shares appreciates.

We have never paid dividends on our Common Shares and we do not intend to do so in the foreseeable future. We intend to retain any future earnings to finance our growth. Accordingly, any potential investor who anticipates the need for current dividends from his or her investment should not purchase Common Shares.

We are a Canadian company and shareholder protections differ from shareholder protections in the United States and elsewhere.

We are organized under the laws of Ontario, Canada and, accordingly, are governed by the OBCA. The OBCA differs in certain material respects from laws generally applicable to United States corporations and Shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, Shareholders’ suits, indemnification of directors and inspection of corporation records.

We incur expenses as a result of being a public company and our current resources may not be sufficient to fulfill our public company obligations.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company, which may negatively impact our performance and could cause our results of operations and financial condition to suffer. Compliance with applicable securities laws in Canada and the rules of the TSX substantially increases our expenses, including our legal and accounting costs, and makes some activities more time-consuming and costly. Reporting obligations as a public company and our anticipated growth may place a strain on our financial and management systems, processes and controls, as well as our personnel.

We are responsible for establishing and maintaining adequate internal control over financial reporting, which is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of our inherent limitations and the fact that we are a public company and are implementing additional financial control and management systems, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A failure to prevent or detect errors or misstatements may result in a decline in the market price of our Common Shares and harm our ability to raise capital in the future.

If our management is unable to certify the effectiveness of our internal controls or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our Common Shares. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in the market price of our Common Shares and harm our ability to raise capital. Delisting of our Common Shares on any exchange would reduce the liquidity of the market for our Common Shares, which would reduce the price of and increase the volatility of the market price of our Common Shares.

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We do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error or fraud. A control system, no matter how well-designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely effected, which could also cause investors to lose confidence in our reported financial information, which in turn could result in a reduction in the trading price of the Common Shares.

Our senior management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business.

The individuals who now constitute our senior management team have relatively limited experience managing a publicly-traded company and limited experience complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly traded companies. Our senior management team may not successfully or efficiently manage a public company subject to significant regulatory oversight and reporting obligations under Canadian securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

If securities or industry analysts do not publish research or publish unfavourable research about our business, our Common Share price and trading volume could decline.

The trading market for our Common Shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. Securities and industry analysts may discontinue research on our Company. If no securities or industry analysts continue coverage of our Company or fail to publish reports on us regularly, the market price of our Common Shares would likely be negatively impacted. Moreover, if our results of operations do not meet the expectations of the investor community, or one or more of the analysts who cover our Company downgrades our Common Shares or publishes unfavourable research about our business, our Common Share price could decline.

The forward-looking statements contained in this Annual Information Form may prove to be incorrect.

There can be no assurance that any estimates and assumptions contained in this Annual Information Form will prove to be correct. Actual results of the Company in the future may vary significantly from the historical and estimated results and those variations may be material. There is no representation by us that actual results achieved by the Company in the future will be the same, in whole or in part, as those included in this Annual Information Form. See “Caution Regarding Forward-Looking Statements”.

Volatility of current global economic or financial conditions

Current global economic or financial conditions have been subject to continued volatility. Trade wars, import tariffs, Brexit, public protests, rising consumer debt levels, epidemics, pandemics, or outbreaks of new infectious diseases or viruses (including, most recently, COVID-19) and the risk of sovereign debt defaults in many countries have caused and continue to cause significant uncertainties in the markets. Although the Company takes appropriate measures and safeguards to protect its staff from infection, these events can result in volatility and disruption to our operations which may be beyond the control of the Company, and which could adversely affect the availability of supplies and materials, labour, interest rates, credit ratings, credit risk, inflation, business operations, financial markets, exchange rates and other factors material to the Company.

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Dividends and Distributions

Neither Akumin Inc. nor either of its predecessors has declared or paid any dividends on their Common Shares since the date of their amalgamation or incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Board will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

Description of Capital Structure

Our authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. The following describes our issued and outstanding share capital as well as the material terms of our share capital. The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our articles (“Articles”).

Common Shares

As at December 31, 2019, there were 69,840,928 Common Shares issued and outstanding as fully paid and non-assessable.

Those Common Shares issued and outstanding as of December 31, 2019 exclude the following:

(i)

5,778,120 Common Shares reserved for issuance pursuant to 5,778,120 stock options outstanding as of December 31, 2019, of which, subject to vesting and the terms of the Company’s stock option plan, 2,025,268 stock options are exercisable at an exercise price of $0.50 and 2,088,000 stock options are exercisable at an exercise price of $3.74 and 1,664,852 are exercisable at an exercise price of $3.29;

(ii)	337,500 Common Shares reserved for issuance pursuant to 337,500 RSUs outstanding as of December 31, 2019;3 and

(iii)

525,000 Common Shares reserved for issuance pursuant to 525,000 warrants to purchase Common Shares outstanding as of December 31, 2019, which are exercisable for Common Shares in accordance with their respective terms at an exercise price of $4.00 per Common Share.

If all stock options, RSUs and warrants outstanding as at December 31, 2019 were vested and exercised, the Company would issue an additional 6,640,620 Common Shares, or 9.51% of our Common Shares issued and outstanding as of December 31, 2019, and the Company would receive $16,399,117. None of the stock options, RSUs or warrants are transferrable prior to their exercise for Common Shares, except that stock options and RSUs may, in accordance with the terms of their respective plans, be transferred to permitted assigns of the respective holder that are related to or controlled by such holder.

Subject to the rights of the holders of the preferred shares of the Company, holders of the Common Shares are entitled to dividends if, as and when declared by the directors. Holders of the Common Shares are entitled to one vote per Common Share at meetings of Shareholders except at meetings at which only holders of a specified class of shares are entitled to vote. Upon liquidation, dissolution or winding-up of the Company, subject to the rights of holders of preferred shares, holders of the Common Shares are to share ratably in the remaining assets of the Company as are distributable to holders of Common Shares. The Common Shares are not subject to call or assessment rights, redemption rights, rights regarding purchase for cancellation or surrender, or any pre-emptive or conversion rights.

[3]

285,000 RSUs settled for Common Shares on March 12, 2020 in accordance with the Company’s Restricted Stock Unit Plan. As a result, as of the date of this Annual Information Form, 52,500 RSUs are outstanding.

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Preferred Shares

As at December 31, 2019, zero preferred shares were issued and outstanding.

Preferred shares may be issued by the directors of the Company at any time in one or more series. Subject to the provisions of the OBCA and our Articles, the Board may, by resolution, from time to time fix the number of shares in each series of preferred shares and determine the rights, privileges, restrictions and conditions attaching to each series, including, without limitation, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, the voting rights (if any), any terms or conditions of redemption or purchase, any conversion rights, any retraction rights, any rights on our liquidation, dissolution or winding up and any sinking fund or other provisions, the whole to be subject to filing an amendment to our Articles to create the series and altering our Articles to include the special rights or restrictions attached to the preferred shares of the series. If any preferred shares are issued and the directors determine those preferred shares are to have voting rights, the holders of those preferred shares will vote together with the holders of Common Shares at meetings of Shareholders except at meetings at which only holders of a specified class of shares are entitled to vote.

Market for Securities

Trading Price and Volume

The Common Shares are listed for trading on the TSX under the symbol “AKU.U” (in United States dollars) and “AKU” (in Canadian dollars). The following table shows the monthly range of high and low prices per Common Share at the close of market on the TSX under the “AKU.U” symbol, which represents the greatest trading volume of the two symbols, as well as total monthly volumes of the Common Shares traded on the TSX under that symbol for Fiscal 2019:

Month (2019)	High	Low	Volume
January	$3.50	$3.15	220,956
February	$3.94	$3.47	972,466
March	$3.65	$3.22	400,966
April	$3.95	$3.45	1,288,702
May	$3.75	$3.30	477,224
June	$3.80	$3.51	665,450
July	$3.59	$3.21	510,541
August	$3.25	$2.93	210,390
September	$3.05	$2.92	483,371
October	$3.00	$2.65	1,394,644
November	$3.40	$2.95	1,635,047
December	$3.84	$3.30	2,566,094

Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

The following table shows the number of Common Shares which are held, to our knowledge, in escrow or that are subject to a contractual restriction on transfer as of December 31, 2019:

Class of Securities	Number	Percentage of Class
Common Shares(1)	3,750,000	5.37%

(1)

In connection with the acquisition of ADG, the sellers agreed to place 3,750,000 Common Shares issued to them as part of the purchase price into escrow with TSX Trust Company as security for certain indemnity obligations. Absent a claim related to those indemnity obligations, the Common Shares would be released from escrow upon expiry of the statutory limitations period applicable to those indemnity obligations.

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Directors and Officers

The name, province or state and country of residence of each director and executive officer of the Company, their respective positions and offices held with the Company and their principal occupation during the last preceding five years are shown below as of the date hereof. Directors are elected to serve until the next annual meeting or until their successors are elected or appointed, unless their office is earlier vacated.

Name, Province or State and	Current Office(s) with the	Office(s)
Country of Residence	Company	Held Since	Principal Occupation During the Previous Five Years

Thomas (Tom) Davies(1)(2) Ontario, Canada	Director	2017	Executive Vice President, Remington Group, a real estate development and construction company.

Stan Dunford Ontario, Canada	Director, Chair	2017	President and director of Republic Live, Inc.; Chairman of Tri-Line Carriers LP and Chief Executive Officer of Tri-Line Carriers LP and Contrans Flatbed Group LP, businesses which operate in the transportation logistics industry.

Murray Lee(1)(2) Alberta, Canada	Director, Lead Director	2017	Vice President, Finance of a privately held business; owns and manages several hotels and restaurants; former partner at two “big four” accounting firms, establishing and leading their Canada/U.S. cross-border tax practices.

James Webb(1)(2) Texas, United States	Director	2017	Chairman and founder of 16 Capital Holdings with a narrowed focus in the fitness and wellness space; prior to August 9, 2017, Manager of Preferred Medical Imaging, LLC (predecessor of Akumin Texas).

Riadh Zine-El-Abidine Ontario, Canada	Director, President and Chief Executive Officer	2015	Director, President and Chief Executive Officer of Akumin; previously, Managing Director of Global Investment Banking at a leading Canadian investment bank.

Rohit Navani Florida, United States	Executive Vice President and Chief Operating Officer	2014	Executive Vice President and Chief Operating Officer of Akumin; previously, a partner and leader in the integration and divestiture advisory practice of an international accounting firm.

Mohammad Saleem Ontario, Canada	Chief Financial Officer and Corporate Secretary	2015	Chief Financial Officer and Corporate Secretary of Akumin; previously, director of M&A at a leading Canadian investment bank in Toronto.

Christopher Fitzgerald South Carolina, United States	Chief Revenue Officer, Akumin Corp.	2018	Joined Akumin in March, 2018; previously Vice President of Practice Solutions (2016-2018) and Vice President of Product Management (2014- 2016) with a leading software provider to the health care industry.

Matthew Cameron Arkansas, United States	Senior Vice President and General Counsel	2018	Joined Akumin in March, 2018; previously a lawyer with a leading national Canadian law firm.

Laura Kassa Florida, United States	Senior Vice President, Akumin Corp.	2014	Senior Vice President of Akumin Corp.; previously, Director of Operations with an Akumin predecessor (2013-2014).

Kevin Johnson Florida, United States	President, Advanced Diagnostic Group, LLC	2019	Joined Akumin in June 2019 as a result of the acquisition of ADG.

Leigh Anne Fernandes Florida, United States	President, Advanced Diagnostic Group, LLC	2019	Joined Akumin in June 2019 as a result of the acquisition of ADG.

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Adam Fabian Ontario, Canada	Corporate Controller	2017	Joined Akumin in June, 2017; previously Controller with a health care revenue cycle management firm (2015-2017) and in the audit and assurance practice of an international accounting firm (2010-2015)

Jason Richardson Texas, United States	Vice President, Marketing, Akumin Corp.	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Michael Luckey Texas, United States	Vice President, Business Development, Akumin Corp.	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Marcus Quesenberry Texas, United States	Vice President, Operations, Akumin Corp.	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Michael Meredith Texas, United States	Vice President, Equipment Management, Akumin Corp. and President, Sync- Med, LLC	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Karen Moore Texas, United States	Vice President, Human Resources	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

Darren Speed Texas, United States	Chief Compliance Officer	2017	Joined Akumin in August 2017 as a result of the acquisition of Akumin Texas.

(1)	Member of our Audit Committee, Compensation Committee and Governance Committee.
(2)	Independent director for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices.

Ownership Interest

As of December 31, 2019, our directors and the above named executive officers, as a group, beneficially owned, Controlled or directed, directly or indirectly: (a) 19,138,376 (or 27.40%) of our issued and outstanding Common Shares; and (b) 19,138,376 (or 27.40%) of the voting power attached to all of the issued and outstanding Common Shares.

Cease Trade Orders

To the knowledge of the Company, no director or executive officer of the Company (nor any personal holding company of any of such individuals) is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade order (including a management cease trade order), an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the individual was acting in the capacity as a director, chief executive officer or chief financial officer; or (b) was subject to an Order that was issued after the individual ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that individual was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

To the knowledge of the Company, no director or executive officer of the Company or shareholder holding a sufficient number of securities to affect materially the Control of the Company (nor any personal holding company of any of such individuals): (a) is, as of the date hereof, or has been within the ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that individual was acting in that capacity, or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

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Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company or shareholder holding a sufficient number of securities to affect materially the Control of the Company (nor any personal holding company of any of such individuals) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are no material conflicts of interest between the Company or any of its subsidiaries and any director or officer of the Company or any of its subsidiaries.

Audit Committee

Audit Committee

Our Audit Committee consists of three directors, all of whom are persons determined by our Board to be both independent directors and financially literate within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”). Our Audit Committee is comprised of Tom Davies, who acts as chair of this committee, Murray Lee and James Webb. In addition to each member’s general business experience, each of our Audit Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal controls and procedures necessary for financial reporting. The education and experience of each Audit Committee member that is relevant to the performance of responsibilities as an Audit Committee member is as follows:

Name	Relevant Education and Experience
Thomas (Tom) Davies (Chair)	Mr. Davies is currently the Executive Vice-President of The Remington Group Inc. In his various roles since July 2006, he has been responsible for managing various Real Estate projects and directly oversees the related Financial Reporting. Prior to joining Remington, Mr. Davies held various Senior Management positions including most notably, VP & CFO of Excel Bestview Medical Laboratories, VP & CFO of Canadian Medical Laboratories Limited (“CML”) which gained him public company experience, and President of Lanzarotta Wholesale Grocers Limited. In addition to his role with Akumin, Mr. Davies has served as a member of the board of directors of several private companies. Mr. Davies is a Certified Public Accountant (CPA / CA) and holds a Bachelor of Commerce degree from the University of Toronto.

Murray Lee	Mr. Lee is a CPA having graduated with his Masters of Accounting in 1983. He retired from public accounting in 2014 having spent over 30 years in public accounting with 20 of those years being a partner in two different major international accounting firms where he held various roles and responsibilities. As part of his practice, he consulted for several multi-national corporations on various issues including audit and tax. He currently serves as the CFO of a privately held company in the hospitality industry where he oversees the accounting and financial statement preparation and analyses of numerous entities.

James Webb	Mr. Webb is an executive in the healthcare industry with over 40 years of experience. He holds a Master’s degree in Health Administration. In the past 25 years he has built and sold four companies in the healthcare industry, including Preferred Medical Imaging, LLC which was acquired by the Company on August 9, 2017. Mr. Webb currently sits as a director on the boards of 4 private companies (in addition to being on the Company’s board).

In the form set forth in the attached Appendix A, our Board has adopted a written charter which outlines the purpose, composition, authority and responsibility of our Audit Committee, consistent with NI 52-110. The Audit Committee will assist our Board in discharging its oversight of:

•	the quality and integrity of our financial statements and related information;

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•	the independence, qualifications and appointment of our external auditor;

•	our disclosure controls and procedures, internal control over financial reporting and management’s responsibility for assessing and reporting on the effectiveness of such controls;

•	our risk management processes;

•	monitoring and periodically reviewing our whistleblower policy; and

•	transactions with our related parties.

Our Audit Committee has access to all of our books, records, centers and personnel and may request any information about us as it may deem appropriate. It also has the authority, in its sole discretion and at our expense, to retain and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities. Our Audit Committee also has direct communication channels with the Chief Financial Officer and Corporate Secretary and our external auditors to discuss and review such issues as our Audit Committee may deem appropriate.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of its external auditors for the performance of non-audit services. Pursuant to such policies, the Audit Committee is required to review and pre-approve all non-audit services to be performed by the external auditor. The Audit Committee may delegate this function to a member of the Audit Committee so that between meetings such member may pre-approve the non-audit services as long as such member reports the approval to the Audit Committee at the next ensuring meeting. The Audit Committee need not approve in advance any non-audit services where: (1) the aggregate amount of all non-audit services not pre-approved constitute no more than 5% of the total fees paid to the external auditor during the year, (2) the Company did not recognize the services as non-audit services at the time of the engagement, and (3) the services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

External Auditor Service Fees

During Fiscal 2019 and Fiscal 2018, we have been invoiced regarding the following fees to our external auditor, PricewaterhouseCoopers LLP4:

	Fiscal 2019 ($)	Fiscal 2018 ($)
Audit fees	528,846	309,750
Audit related fees(1)	355,482	78,750
Tax fees(2)	346,782	310,398
All other fees(3)	604,364	35,887

Total fees paid	1,835,474	734,785

(1)	Fees for assurance and related services not included in audit service above.
(2)	Fees related to advising regarding U.S. and Canadian federal, state and provincial tax matters.
(3)	Includes fees relating to advice given in respect of acquisitions and other similar transactions.

Legal Proceedings and Regulatory Actions

We are, from time to time, involved in legal proceedings, regulatory actions and investigations of a nature considered normal to our business. We believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition or results of operations, nor are any such proceedings known by us to be contemplated. See further discussion under “Risk Factors” above.

4 Effective December 2, 2019, the Company’s external auditors changed to Ernst & Young LLP. The financial statements for Fiscal 2019 are the first statements of the Company audited by Ernst & Young LLP.

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Prior to our acquisition of Akumin Texas, PIC, then a wholly-owned subsidiary of Akumin Texas which was merged into Akumin Texas effective September 30, 2017, was the subject of an investigation by the DOJ premised upon an allegation that PIC and its affiliates violated U.S. federal law by performing and billing for certain imaging services without on-site physician supervision. In or about June, 2016, PIC entered into a no-fault settlement agreement with the DOJ with respect to those allegations, which included PIC paying $3,510,000 to the U.S. government and entering into a CIA with the Office of the Inspector General for the U.S. Department of Health and Human Services. PIC’s CIA expires June 29, 2021. Also, prior to our acquisition of the imaging centers operated by Rose Radiology, Rose Radiology (through its predecessor, Rose Radiology Centers, Inc.) was the subject of an investigation by the DOJ premised upon allegations that Rose Radiology violated the False Claims Act for billing Medicare for ineligible procedures and certain other healthcare laws. Upon our acquisition of Rose Radiology’s assets, Rose Radiology, a physician-owned radiology practice, retained Akumin as its manager for administrative and other non-clinical matters. In or about December, 2015, Rose Radiology entered into a no-fault settlement agreement with the DOJ with respect to those allegations which included Rose Radiology paying $8,710,000 to the U.S. government and entering into a CIA. Rose Radiology’s CIA expires December 29, 2020.

Interests of Management and Others in Material Transactions

There are no material interests, direct or indirect, of any of our directors or executive officers, any Shareholder that beneficially owns or Controls or directs (directly or indirectly) more than 10% of any class or series of our outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar is Continental Stock Transfer & Trust Company at its principal offices in New York, NY.

Material Contracts

Other than contracts entered into in the ordinary course of business, the Company has entered into the following material contracts within the most recently completed financial year or before the most recently completed financial year but that are still in effect:

•	The first amendment to loan documents dated May 31, 2019 with respect to the 2019 Financing

•	The share purchase agreement dated April 15, 2019 for the acquisition of the equity interests of ADG Acquisition Holdings, Inc. as part of the ADG Acquisitions.

•	The share purchase agreement dated April 15, 2019 for the acquisition of the equity interests of TIC Acquisition Holdings, LLC as part of the ADG Acquisitions.

•	The share purchase agreement dated April 15, 2019 for the acquisition of the equity interests of SFL Radiology Holdings, LLC as part of the ADG Acquisitions.

See “General Development of the Business – Three Year History” in this Annual Information Form for additional information on each of these material contracts. Copies of each of these material contracts have been filed with the Canadian securities regulatory authorities and are available on SEDAR, at www.sedar.com, under our profile. Investors are encouraged to read the full text of such material agreements.

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Interests of Experts

The Company’s auditor is Ernst & Young LLP, Chartered Professional Accountants, located at Miami, Florida. Ernst & Young LLP have prepared an independent auditor’s report dated March 31, 2020 in respect of Fiscal 2019 and Fiscal 2018. Ernst & Young LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our Company’s securities and securities authorized for issuance under equity compensation plans, are contained in the Company’s management information circular for the annual meeting of Shareholders held on June 21, 2019. Additional financial information is provided in the Company’s audited annual consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations for Fiscal 2019. Such documentation, as well as additional information relating to the Company, may be found under the Company’s profile on SEDAR at www.sedar.com.

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Appendix A – Audit Committee Charter

See attached.

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